

SECURIT [barcode] 04004966 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-2003___ AND ENDING___12-31-2003___
MM/DD/YY .... MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alcan Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8601 Six Forks Road, Suite 400
(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Raleigh .... North Carolina 27615
(City) .... (State) .... (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Buchanan 919-427-4765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery and Roberts, LLC
(Name – if individual, state last, first, middle name)

P O Box 18068 .... Raleigh, ... NC 27619
(Address) .... (City) .... (State) ...... (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Denise M. Buchanan_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ALCAN SECURITIES CORP , as
of _12 - 31_ , 20 _0 3_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _(signature)_
                    Signature

                 President
                       Title

_____
     Notary Public   My Commission Expires 9-28-2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALCAN SECURITIES CORP.

Financial Statements

and Internal Control Report

December 31, 2003

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Shareholders
Alcan Securities Corp.:

We have audited the accompanying balance sheet of Alcan Securities Corp. (the "Company") as of December 31, 2003, and the related statements of income and stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 24, 2004

ALCAN SECURITIES CORP.

Balance Sheet

December 31, 2003

<u>Assets</u>

Current assets-cash	$ <u>11,900</u>

<u>Liabilities and Stockholders' Equity</u>

Stockholders' equity:	
Common stock, no par value; 1,000 shares	
authorized; 400 shares issued and outstanding	20,975
Retained earnings	(9,075)
Total stockholders' equity	$ <u>11,900</u>

See accompanying notes to financial statements.

ALCAN SECURITIES CORP.

Statement of Income and Stockholders' Equity

Year ended December 31, 2003

Revenues	$ -
Operating expenses (income):	
Regulatory fees	3,490
Professional fees	3,114
Miscellaneous	938
	7,542
Net loss	(7,542)
Retained earnings, beginning of year	(1,533)
Retained earnings, end of year	$ (9,075)

See accompanying notes to financial statements.

ALCAN SECURITIES CORP.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:	
Net income	$ (7,542)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Note receivable	13,700
Net cash provided by operating activities	6,158
Cash provided by financing activities:	
Proceeds from additional paid-in capital	19,442
Payment of dividends	(20,467)
Net cash used by financing activities	(1,025)
Net increase in cash and cash equivalents	5,133
Cash, beginning of year	6,767
Cash, end of year	$ 11,900

See accompanying notes to financial statements.

4

ALCAN SECURITIES CORP.

Notes to Financial Statements

December 31, 2003

(1) Organization and Significant Accounting Policies

Organization

Alcan Securities Corp. (the "Company") is a limited-purpose, registered broker and dealer.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2003.

Income Taxes

The Company reports income on the cash basis of accounting for tax purposes. Deferred taxes are provided on the difference between taxable income calculated on the cash basis of accounting and book income calculated on the accrual method of accounting. Net operating losses (NOL) of approximately $7,000 are being carried forward and will expire in 2021. For 2003 there were no significant timing differences and utilization of the NOL's is uncertain, therefore there is no provision for income taxes included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital, as defined, of $11,900 which was $6,900 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0 to 1.

ALCAN SECURITIES CORP.

Supplemental Schedules of Changes in Stockholders' Equity

Year ended December 31, 2003

Stockholders' equity, beginning of year	$ 20,467
Net loss	(7,542)
Additional paid-in capital	19,442
Dividend paid	(20,467)
Stockholders' equity, end of year	$ 11,900

ALCAN SECURITIES CORP.

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Total assets	$ 11,900
Deduct: Aggregate indebtedness	-
Net worth	11,900
Add: Excluded indebtedness	-
Add: Subordinated indebtedness	-
Deduct: Non-allowable assets	-
Deduct: Concessions	-
Deduct: Securities haircuts	-
Net capital	$ 11,900
Capital requirements:	
Broker-dealer	$ 5,000
Net capital in excess of requirements	6,900
Net capital as above	$ 11,900
Net capital per December 31 Focus report	$ 11,900
Adjustments	-
Adjusted net capital, December 31	$ 11,900

ALCAN SECURITIES CORP.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Stockholders
Alcan Securities Corp.:

In planning and performing our audit of the financial statements of Alcan Securities Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices. ·

The Stockholders
Page 2

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts, cash disbursements and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2004